SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
______________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 1)

PRUDENTIAL BANCORP, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

74431A101
(CUSIP Number)

LAWRENCE B. SEIDMAN
100 Misty Lane, 1st Floor
Parsippany, New Jersey 07054
(973) 952-0405

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 29, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman and Associates, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 114,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 114,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 114,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.19%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 77,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.81%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 91,102
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 91,102
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 91,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.95%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Seidman Investment Partnership III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS LSBK06-08, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 51,426
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 51,426
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,426
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Broad Park Investors, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 56,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 56,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 56,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.59%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS CBPS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 54,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 54,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 54,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.57%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS 2514 Multi-Strategy Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 52,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.54%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Veteri Place Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 273,528
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 273,528
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 273,528
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.87%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS JBRC I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 18,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.19%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Sonia Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,636
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 46,636
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,636
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Dennis Pollack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.05%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74431A101

1	NAME OF REPORTING PERSONS Lawrence B. Seidman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 560,164
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 560,164
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,164
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.87%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 74431A101

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1").  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

(a-c)  This statement is also being filed by Dennis Pollack ("Pollack"),  whose principal office and residence are located at 47 Blueberry Drive, Woodcliff Lake NJ 07677.  Pollack's principal occupation is entrepreneur and professional business advisor.

 This statement is also being field by JBRC I, LLC ("JBRC"), a New Jersey limited liability company, that serves as the co-general partner of SIPIII, whose principal offices are located at 100 Misty Lane, 1st Floor, Parsippany, NJ  07054.  Lawrence Seidman is the Managing Member of JBRC I, LLC

Each of Pollack and JBRC is also hereinafter referred to as a "Reporting Person".

(f)  Pollack is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Reporting Persons were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases (unless otherwise noted), as set forth in Schedule B, which is incorporated by reference herein.  The aggregate purchase cost of the 565,164 Shares beneficially owned in the aggregate by the Reporting Persons is approximately $6,199,054, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 29, 2014, the Issuer, Prudential Savings Bank (the "Bank"), and the Reporting Persons entered into an Agreement (the "Agreement").  The Agreement provides that Pollack will be appointed by the Issuer to the class of directors whose term expires at the Annual Meeting of Shareholders to be held in February 2016.  Pollack will also be appointed to the Board of Directors of the Bank for a similar term.  Such appointment will not occur until the merger of TF Financial Corporation with National Penn Bancshares, Inc. is completed.  During the term of the Agreement, which is scheduled to continue through the date of the Issuer's Annual Meeting of Shareholders in 2016, the Reporting Persons will not, among other things, solicit proxies in opposition to any recommendations or proposals of the Issuer's Board of Directors, initiate or solicit shareholder proposals or seek to place any additional representatives on the Issuer's Board of Directors other than Pollack (or any replacement director), oppose any proposal or director nomination submitted by the Board of Directors to the Issuer's shareholders, vote for any nominee to the Issuer's Board of Directors other than those nominated or supported by the Board of Directors, seek to exercise any control or influence over the management of the Issuer or the Boards of Directors of the Issuer or the Bank (although nothing in the Agreement will prevent Pollack from expressing his views to other members of the Board at duly convened meetings of the Boards of Directors), propose or seek to effect a merger or sale of the Issuer or initiate litigation against the Issuer.  In addition, during the term of the Agreement, the Reporting Persons have agreed to vote in favor (i) of a new omnibus stock incentive plan and (ii) of the Board of Director's nominees for election or re-election as directors of the Issuer.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is included as Exhibit 99.3 hereto and incorporated herein by reference.

CUSIP No. 74431A101

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:
:
The aggregate percentage of Shares reported owned by each Reporting Person is based upon 9,544,809 Shares outstanding, which is the total number of Shares outstanding, as reported in the Issuer's Form 10-Q for the period ending June 30, 2014, filed with the Securities and Exchange Commission on August 14, 2014.

A.	SAL

(a)	As of the close of business on September 2, 2014, SAL beneficially owned 114,000 Shares.

       Percentage: Approximately 1.19%.

(b)	1. Sole power to vote or direct the vote: 114,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 114,000

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SAL not previously reported during the past 60 days.

B.	SIP

(a)	As of the close of business on September 2, 2014, SIP beneficially owned 77,000 Shares.

                               Percentage: Approximately 0.81%.

(b)	1. Sole power to vote or direct the vote: 77,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 77,000

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SIP not previously reported during the past 60 days

C.	SIPII

(a)	As of the close of business on September 2, 2014, SIPII beneficially owned 91,102 Shares.

Percentage: Approximately 0.95%.

(b)	1. Sole power to vote or direct the vote: 91,102

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 91,102

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SIPII not previously reported during the past 60 days.

CUSIP No. 74431A101

D.	SIPIII

(a)	As of the close of business on September 2, 2014, SIPIII beneficially owned 18,000 Shares.

Percentage: Approximately 0.19%.

(b)	1. Sole power to vote or direct the vote: 18,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 18,000

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by SIPIII not previously reported during the past 60 days.

E.	LSBK

(a)	As of the close of business on September 2, 2014, LSBK beneficially owned 51,426 Shares.

Percentage: Approximately 0.54%.

(b)	1. Sole power to vote or direct the vote: 51,426

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 51,426

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by LSBK not previously reported during the past 60 days.

F.	Broad Park

(a)	As of the close of business on September 2, 2014, Broad Park beneficially owned 56,000 Shares.

Percentage: Approximately 0.59%.

(b)	1. Sole power to vote or direct the vote: 56,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 56,000

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by Broad Park not previously reported during the past 60 days.

CUSIP No. 74431A101

G.	CBPS

(a)	As of the close of business on September 2, 2014, CBPS beneficially owned 54,000 Shares.

Percentage: Approximately 0.57%.

(b)	1. Sole power to vote or direct the vote: 54,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 54,000

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by CBPS not previously reported during the past 60 days.

H.	2514 MSF

(a)	As of the close of business on September 2, 2014, 2514 MSF beneficially owned 52,000 Shares.

Percentage: Approximately 0.54%.

(b)	1. Sole power to vote or direct the vote: 52,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 52,000

4. Shared power to dispose or direct the disposition: 0

(c)	There have not been any transactions in the Shares by 2514 MSF not previously reported during the past 60 days.

I.	Veteri

(a)
Veteri, (i) as the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 77,000 Shares owned by SIP and the 91,102 Shares owned by SIPII, and (ii) as the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 51,426 Shares owned by LSBK and the 54,000 Shares owned by CBPS.  Accordingly, Veteri may be deemed the beneficial owner of an aggregate of 273,528 Shares.

Percentage: Approximately 2.87%.

(b)	1. Sole power to vote or direct the vote: 273,528

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 273,528

4. Shared power to dispose or direct the disposition: 0

(c)	Veteri has not entered into any transactions in the Shares during the past 60 days.

CUSIP No. 74431A101

J.	JBRC

(a)	JBRC, as the co-general partner of SIPIII, may be deemed the beneficial owner of the 18,000 Shares owned by SIPIII.

Percentage: Approximately 0.19%.

(b)	1. Sole power to vote or direct the vote: 18,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 18,000

4. Shared power to dispose or direct the disposition: 0

(c)	JBRC has not entered into any transactions in the Shares during the past 60 days.

K.	Sonia Seidman

(a)	As of the close of business on September 2, 2014, Sonia Seidman beneficially owned 46,636 Shares.

Percentage: Approximately 0.49%.

(b)	1. Sole power to vote or direct the vote: 46,636

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 46,636

4. Shared power to dispose or direct the disposition: 0

(c)	Sonia Seidman has not entered into any transactions in the Shares during the past 60 days.

L.	Pollack

(a)	As of the close of business on September 2, 2014, Pollack beneficially owned 5,000 Shares.

Percentage: Approximately 0.05%.

(b)	1. Sole power to vote or direct the vote: 5,000

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 5,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Pollack during the past 60 days are set forth in Schedule B and are incorporated herein by reference.

CUSIP No. 74431A101

M.	Seidman

(a)
Seidman, (i) as the manager of SAL, may be deemed the beneficial owner of the 114,000 Shares owned by SAL, (ii) as the sole officer of Veteri, the corporate general partner of each of SIP and SIPII, may be deemed the beneficial owner of the 77,000 Shares owned by SIP and the 91,102 Shares owned by SIPII, (iii) as the managing member of JBRC I, LLC, the co-general partner of SIPIII, may be deemed the beneficial owner of the 18,000 Shares owned by SIPIII, (iv) as the sole officer of Veteri, the Trading Advisor of LSBK and CBPS, may be deemed the beneficial owner of the 51,426 Shares owned by LSBK and the 54,000 Shares owned by CBPS, (v) as the investment manager for each of Broad Park and 2514 MSF, may be deemed the beneficial owner of the 56,000 Shares owned by Broad Park and the 52,000 Shares owned by 2514 MSF, and (vi) as the husband of Sonia Seidman, may be deemed the beneficial owner of the 46,636 Shares owned by Sonia Seidman.  Accordingly, Seidman may be deemed the beneficial owner of an aggregate of 560,164 Shares.  In the foregoing capacities, Seidman has sole and exclusive investment discretion and voting authority with respect to all such Shares.

Percentage: Approximately 5.87%.

(b)	1. Sole power to vote or direct the vote: 560,164

2. Shared power to vote or direct the vote: 0

3. Sole power to dispose or direct the disposition: 560,164

4. Shared power to dispose or direct the disposition: 0

(c)	Seidman has not entered into any transactions in the Shares during the past 60 days.

An aggregate of 565,164 Shares, constituting approximately 5.92% of the Shares outstanding, are reported by the Reporting Persons in this statement.

Each of the Reporting Persons, as a member of a “group” with the other Reporting Persons for purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), may be deemed to beneficially own the Shares owned by the other Reporting Persons.  The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of any Shares he or it does not directly own.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.

To the best of the Reporting Persons’ knowledge, except as set forth in this Schedule D, none of the persons listed on Schedule A to the Schedule 13D beneficially owns any securities of the Issuer.

(d)	No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On August 29, 2014, the Issuer, the Bank, and the Reporting Persons entered into the Agreement as defined and described in Item 4 above.

CUSIP No. 74431A101

On September 3, 2014, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached as Exhibit 99.2 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

    Exhibit 99.2  Joint Filing Agreement dated September 3, 2014, by and among SAL, SIP, SIPII, SIPIII, LSBK, Broad Park, CBPS, 2514 MSF, Veteri, JBRC, Sonia Seidman, Pollack and Seidman.

    Exhibit 99.3  Agreement dated August 29, 2014, by and among the Issuer, the Bank, and the Reporting Persons

    (The Agreement is incorporated herein by reference from Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commision on August 29, 2014.)

Signature Page to Prudential Bancorp Inc. Schedule 13D

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2014	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

2514 MULTI-STRATEGY FUND L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Sonia Seidman
SONIA SEIDMAN

/ss/ Dennis Pollack
DENNIS POLLACK

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN

CUSIP No. 74431A101

SCHEDULE B

Transactions in the Shares During the Past 60 Days

Reporting Person	Date Purch	Per Share*	Cost*	Shares
Pollack	8/27/2014	12.0535	24,107.00	2,000
Pollack	9/2/2014	12.0620	36,186.00	3,000

*Includes brokerage commission.

CUSIP No. 74431A101

Exhibit 99.2

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Prudential Bancorp Inc.  This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: September 3, 2014	SEIDMAN AND ASSOCIATES, L.L.C.

	By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Manager

SEIDMAN INVESTMENT PARTNERSHIP, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP II, L.P.

By:	Veteri Place Corporation, its General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

SEIDMAN INVESTMENT PARTNERSHIP III, L.P.

By:	JBRC I, LLC its
Co-General Partner

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

LSBK06-08, L.L.C.

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

BROAD PARK INVESTORS, L.L.C.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

CBPS, LLC

By:	Veteri Place Corporation, its Trading Advisor

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

2514 MULTI-STRATEGY FUND L.P.

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Investment Manager

VETERI PLACE CORPORATION

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman President

JBRC I, LLC

By:	/ss/ Lawrence B. Seidman
Lawrence B. Seidman Managing Member

/ss/ Sonia Seidman
SONIA SEIDMAN

/ss/ Dennis Pollack
DENNIS POLLACK

/ss/ Lawrence B. Seidman
LAWRENCE B. SEIDMAN